EXHIBIT 2.5

PLAN OF MERGER AND MERGER AGREEMENT
between
Flight Management International, Inc. (Delaware)
&
Native American Energy Group, Inc. (Nevada)

This Plan of Merger and Merger Agreement  (the “Merger Agreement”) is entered into on this 19th day of October 2009 by and between Flight Management International, Inc., a Delaware corporation ("FMGM"), with a principal place of business at 16 Muncy Drive, West Long Branch New Jersey 07764, and Native American Energy Group, Inc. (“NAEG”), a Nevada corporation, with a principal place of business at 108-18 Queens Blvd, Suite 901, Forest Hills, NY 11375. This Agreement shall become effective immediately.

WHEREAS, NAEG is an energy resource development company listed on the OTC Grey Market under the symbol NVMG,

WHEREAS, FMGM is a publicly traded company listed on the OTC Pink Sheets,

WHEREAS, FMGM is a company with no current operations and its management desires to acquire or merge with a company with management and operations that it feels would bring value to its shareholders,

WHEREAS, NAEG management desires to pursue a merger with FMGM whereby it can increase liquidity to its outstanding shares,

WHEREAS, NAEG and FMGM have mutual interest in pursuing this merger,

WHEREAS, NAEG & FMGM shall provide executed Directors’ and Shareholders’ Resolutions approving this Merger Agreement; and

WHEREAS, as a result of this transaction, NAEG shall cease to exist and shall merge all its operational functions, assets, liabilities and other property into FMGM; and the state of domicile will remain in Delaware with FMGM being the surviving entity after the merger;

WHEREAS, FMGM shall change its name from Flight Management International, Inc. to Native American Energy Group, Inc. shortly after this merger is consummated;

WHEREAS, on the effective date of the merger, each outstanding share of NVMG shall be converted into .0001 share(s) of FMGM (10,000 old for 1 new). The outstanding shares of FMGM will not be converted, exchanged or altered in any manner, but shall remain outstanding shares of the Surviving Corporation.

WHEREAS, FMGM agrees to accept and honor all properly presented common stock certificates of NAEG shareholders and exchange them for stock certificates of FMGM as contemplated herein;

NOW THEREFORE, the parties hereto hereby agree as follows:

1.	Incorporation of Recitals. The above Recitals are incorporated into this Merger Agreement as substantive terms.

2.	Effective Date. The effective date of the Merger reflected in this Merger Agreement, is October 23, 2009.

3.	Merging Entities. The full names and entity information for the merging entities are as follows:

Name	Form of Entity Jurisdiction
Native American Energy Group, Inc.	A Nevada Corporation
Flight Management International, Inc.	A Delaware Corporation

4.	Surviving Entity. The full name and entity information for the surviving entity are as follows:

Name	Form of Entity Jurisdiction
Flight Management International, Inc.	A Delaware Corporation

5.	Cessation of NAEG Existence. As of the effective date of this merger, NAEG shall be considered merged into FMGM and the separate existence of NAEG shall cease.

6.	Share Conversions. Each outstanding share of NAEG shall be converted into 0.0001 share(s) of FMGM (10,000 old for 1 new).

7.
Conversion of NAEG Share Certificates or Shares in Street Name.

FMGM understands and agrees to accept and honor all properly presented stock certificates of NAEG’s shareholders and exchange them for stock certificates of FMGM, on the same basis of conversion (10,000 old common shares for 1 new common share) as stipulated herein.

8.
Fractional Shares.  FMGM agrees that any fractional share created as part of the merger or share conversions will cause FMGM to issue one full share.  A stock certificate shall be considered properly presented when physically provided to the FMGM’s Transfer Agent.

9.
Name Change of Surviving Entity and Legal Successor.  FMGM is the legal successor for all purposes, of NAEG, and the operations and activities of NAEG are merged into FMGM, which holds all powers, rights and obligations, assets and liabilities of NAEG, as well as continuing to hold its own powers, rights, obligations, assets and liabilities.

10.
Name Change of Surviving Entity.  Upon completion of the merger contemplated herein, FMGM shall change its name to Native American Energy Group, Inc. and subsequently apply for a new trading symbol with FINRA.

11.
FMGM Directors & Officers. On the effective date of this merger, Joseph D’Arrigo and Raj Nanvaan will be appointed to the Board of Directors of FMGM. In addition, Joseph D’Arrigo will be elected as President & Chief Executive Officer and Raj Nanvaan will be appointed as Chief Financial Officer & Treasurer of FMGM.

12.
Management Appointment Incentive. FMGM agrees to issue to Joseph D’Arrigo and Raj S. Nanvaan two hundred fifty thousand (250,000) shares each of FMGM Series A Preferred Stock with a par value of $.0001 per share and five million (5,000,000) shares each of common stock Par Value $.001. Such shares are being issued as an incentive to join the management of FMGM.

Name	Common Stock	Series A Preferred Stock
Joseph G. D’Arrigo	5,000,000 shares	250,000 shares
Raj S. Nanvaan	5,000,000 shares	250,000 shares

13.
Title to Real Estate, Mineral Leases, Licenses and Other Property.  The title to all real estate, mineral leases, licenses, rights, intellectual property and other property is transferred and vested in FMGM without reversion or impairments. Such transfer to and vesting in FMGM shall be deemed to occur by operation of law without any further instrument of conveyance, and no consent or approval of any person shall be required in connection with any such transfer or vesting.

14.	Compliance with Federal and State Securities Regulations.

a. NAEG represents and warrants that the Company is fully compliant with all filings required by the State of Nevada and any other State rules and regulations.

b. FMGM represents and warrants that the Company is fully compliant with all filings required by the State of Delaware and any other State rules and regulations.

15.
Abandonment of Merger.   If any time prior to the effective date of the merger events or circumstances occur which, in the opinion of the Board of Directors of NAEG or the Board of Directors of FMGM, render it inadvisable to consummate the merger, this Merger Agreement shall not become effective.  The filing of the Certificate of Merger with the Delaware Secretary of State conclusively establishes that no action to abandon or terminate this Merger Agreement has been taken.

16.
Preparation of Agreement.  Each party to this Agreement acknowledges that: (i) the party had the advice of, or sufficient opportunity to obtain the advice of, legal counsel separate and independent of legal counsel for any other party hereto; (ii) the terms of the transactions contemplated by this Agreement are fair and reasonable to such party; and (iii) such party has voluntarily entered into the transactions contemplated by this Agreement without duress or coercion. Each party further acknowledges that such party was not represented by the legal counsel of any other party hereto in connection with the transactions contemplated by this Agreement, nor was he or it under any belief or understanding that such legal counsel was representing his or its interests. Each party agrees that no conflict, omission or ambiguity in this Agreement, or the interpretation thereof, shall be presumed, implied or otherwise construed against any other party to this Agreement on the basis that such party was responsible for drafting this Agreement.

17.	Authorization.
a.
NAEG’s Board of Directors has all requisite power and authority (corporate or otherwise) to execute, deliver and perform this Agreement and the transactions contemplated hereby, and the execution, delivery and performance by NAEG of this Agreement has been duly authorized by its shareholders.

b.
FMGM’s Board of Directors has all requisite power and authority (corporate or otherwise) to execute, deliver and perform this Agreement and the transactions contemplated hereby, and the execution, delivery and performance by FMGM of this Agreement has been duly authorized by its stockholders.

18.
Approvals and Consents. No action, approval, consent or authorization, including, but not limited to, any action, approval, consent or authorization by any governmental or quasi-governmental agency, commission, board, bureau, or instrumentality is necessary or required as to NAEG in order to constitute this Agreement as a valid, binding and enforceable obligation of NAEG in accordance with its terms.

19.
Further Actions.  To carry out this Plan of Merger, any authorized person of the NAEG and FMGM, respectively, shall be vested with full authority to perform all such further acts and deeds, and to execute any and all agreements, instruments and documents, as are necessary or proper in order to give effect to and to consummate the Merger.

20.
No Implied Rights in Third Parties. Other than the parties hereto, their respective successors and permitted assigns, nothing expressed or implied in this Plan of Merger is intended to confer upon any Person, any rights, remedies, obligations or liabilities under or by reason of this Plan of Merger.

21.	Headings. The section and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

22.
Expenses. Each party hereto shall pay its own expenses incurred in the preparation, negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby and thereby, including without limitation expenses for legal and accounting services.

23.
Entire Agreement.  This Agreement, including any and all exhibits and schedules hereto, contains the entire understanding of the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings among the parties with respect thereto.

24.
Amendments. This Agreement may not be modified or amended, or any of the provisions of this Agreement waived, except by written consent of all parties hereto, and such consent shall not be unreasonably withheld.

25.
Survival. The warranties, representations, and covenants of NAEG and FMGM contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and shall in no way be affected by any investigation of the subject matter thereof made by or on behalf of FMGM or NAEG.

26.
Governing Law. This Plan of Merger and Merger Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (without giving effect to conflicts of law principles) as to all matters, including validity, construction, effect, performance and remedies.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, each of the undersigned has duly executed this Plan of Merger and Merger Agreement”) as of the date first written above.

Native American Energy Group, Inc.

By:	/s/Joseph G. Darrigo	By:	/s/Raj S. Nanvaan
Name:	Joseph G. Darrigo	Name:	Raj S. Nanvaan
Title:	President, CEO and Majority Shareholder	Title:	Vice President, CFO and Majority Shareholder

Flight Management International, Inc.

By:         /s/Pasquale Guadagno
Name:   Pasquale Guadagno
Title:     President and Majority Shareholder

By:         /s/Jay Pignatello
Name:   Jay Pignatello
Title:     Secretary